25002005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-48082

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 8 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMN CAPITAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26041 Acero
(No. and Street)

Mission Viejo,	CA	92691
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew M. Merwin	(949) 455-0300	mmichael@fmncc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS STE 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY G. MERWIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMN CAPITAL CORPORATION, as of 12/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMILY MICHEL
Notary Public - California
Orange County
Commission # 2431601
My Comm. Expires Dec 19, 2026

Signature:

Title:
CHIEF COMPLIANCE OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FMN CAPITAL CORPORATION

FINANCIAL STATEMENTS WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2024

FMN CAPITAL CORPORATION

December 31, 2024

TABLE OF CONTENTS

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of FMN Capital Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the "Company") as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2024.
Century City, California
February 27, 2025

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
For Year Ended December 31, 2024

ASSETS

Cash	$ 627,854
Due from clearing broker	48,326
Deposit with clearing broker	50,000
Accounts receivable	120,448
Prepaid expenses and other assets	51,647
Total assets	$ 898,275

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 37,378
Prepaid income	15,234
State income tax payable	5,899
Due to related party	132,287
Total liabilities	190,798
Stockholders' Equity	
Common stock, no par value, 120,000 shares authorized, 93,600 shares issued and outstanding	4,500
Additional paid-in capital	13,358
Retained earnings	689,319
Total stockholders' equity	707,477
Total liabilities and stockholders' equity	$ 898,275

See accompanying notes and report of independent registered public accounting firm

FMN CAPITAL CORPORATION

STATEMENT OF INCOME
For the Year Ended December 31, 2024

Revenues	
Commissions	$ 2,171,914
Interest and other income	36,687
Total revenues	2,208,601
Operating expenses	
Employee compensation and benefits	1,029,432
Clearing Expenses	236,471
Regulatory expenses	60,187
Occupancy expenses	54,090
Professional fees	33,333
Administrative and other operating expenses	82,230
Commissions	411,251
Licenses, permits and fees	7,887
Outside services	10,411
Total operating expenses	1,925,292
Operating income before provision for income taxes	283,309
Provision for income taxes	29,110
Net income	$ 254,199

See accompanying notes and report of independent registered public accounting firm

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2024

	Common Stock	***Additional paid-in Capital***	***Retained earnings***	***Total***
Balance at December 31, 2023	$18,158	-	$477,120	$495,278
Reclassification	(13,658)	$13,658	-	-
Net Income	-	-	254,199	254,199
Cash dividends paid	-	-	(42,000)	(42,000)
Balance at December 31, 2024	$4,500	$13,358	$689,319	$707,477

See accompanying notes and report of independent registered public accounting firm

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ 254,199
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Due from clearing broker	1,177
Accounts receivable	(21,613)
Prepaid expenses and other assets	7,454
Increase (decrease) in:	
Accounts payable	(129,558)
Prepaid income	642
Income taxes payable	5,899
Due to related party	132,287
Net cash provided by operating activities	$250,487
Cash flows from investing activities	-
Cash flows from financing activities	
Cash dividends paid	(42,000)
Net cash used in financing activities	(42,000)
Net increase in cash	208,487
Cash, beginning of year	419,367
Cash, end of year	$627,854

Supplemental disclosures of cash flow information

Cash paid for:	
Income taxes	$ 19,589
Interest	$ 17,266

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization and nature of business

FMN Capital Corporation (the "Company"), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 5) are recognized based on the trade date.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations

Credit risk
The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue
Substantially all the revenue of the Company consists of commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interest, variable products, stocks, bonds, and municipal bonds. Revenue is recorded upon the sale of these interests. The Company processes all offerings for Financial Management Network, Inc. ("FMNI"). See Note 4 for related party disclosure.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. During 2019, all property and equipment of the Company became fully depreciated.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2023, there were no events or changes in circumstances indicating that the carrying amount of long-lived assets may not be recoverable.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

Revenue

The Company adopted Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. Revenues are recognized when the promised services are provided to clients, in an amount that is based on the consideration the Company expects to review in exchange for those services when such amounts are not probable of significant reversal. Commissions, sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds represent the Company's revenue from contracts with clients.

Commission income from the Statement of Income is comprised of the following:

Commissions: $178
Mutual Funds: $997,165
Variable Products: $525,503
Limited Partnerships: $15,585
Fee Income: $633,483

Income taxes

Generally, income taxes have not been provided for because the Company's stockholders' elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13 Financial Instruments – Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. On January 1, 2024, the Company adopted ASC 326, and all related subsequent amendments thereto, using the modified retrospective approach for all financial assets measured at amortized cost. The adoption did not have a material impact on the Company's financial statements.

Note 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2024, the Company had net capital of $655,830, which was $605,830 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .29 to 1 at December 31, 2024.

Note 3 – INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporation tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions and is subject to state and local taxes. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the taxing authorities have not proposed any adjustments to the Company's tax position and the Company does not have any uncertain tax positions as of the year then ended.

The provision for income taxes for the year ended December 31, 2024, consisted of the following:

State	$ 29,110

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 4 – RELATED PARTY TRANSACTIONS
The Company is related through common ownership to FMNI, a California Corporation, of which the stockholders of the Company are 80% owners.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense, of which, $132,287 is due to the related party FMNI. During the year ended December 31, 2024, the Company paid $1,158,354 under the agreement. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: DUE FROM CLEARING BROKER
The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of December 31, 2024, the Company had a net balance due from Clearing Broker of $48,326, of which consists of commission receivable of $50,520 and a error account balance of ($2,194). All amounts due to the Company from the Clearing Broker are pursuant to their clearance agreement.

Note 6: DEPOSIT WITH CLEARING BROKER
The Clearing Broker has custody of the Company's clearing deposit which serve as collateral for any amounts due to the Clearing Broker. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2024 was $50,000.

Note 7 – COMMITMENTS AND CONTINGECIES
Contingent obligations

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in May 2022. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2024, was $45,645 Pursuant to Section XIV of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Other commitments and contingencies

As of December 31, 2024, the Company has no additional commitments or contingencies that are not otherwise disclosed.

Note 8 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: SEGMENT REPORTING
The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM"), the President and Chief Compliance Officer of the Company, and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year's presentation. These changes had no impact on previously reported results of operations or total equity of the financial statements when taken as a whole, unless stated otherwise.

FMN CAPITAL CORPORATION

Schedule I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

Computation of net capital

Total stockholders' equity	$	707,477
Deduct nonallowable assets		51,647
Net capital	$	655,830

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	190,798
Total aggregate indebtedness	$	190,798
Ratio: aggregate indebtedness to net capital		0.29 to 1

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	50,000
6-2/3% of total aggregate indebtedness		12,720
Minimum dollar net capital required		50,000
Net capital, as calculated above		655,830
Excess net capital		605,830
Net capital less 120% of minimum net capital required		595,830
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	655,830

There was no material difference between the net capital computation shown here and the net capital computation shown on the company's most recently filed X-17A-5, Part IIA (FOCUS) report dated December 31, 2024.

FMN CAPITAL CORPORATION
Schedule II-COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company is also covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendment to the 17 C.F.R. 240. 17A-5 ("Non-Covered Firm") because the company's other business activities include direct selling of mutual funds, variable products and limited partnership interests.

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of FMN Capital Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FMN Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FMN Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions"), (2) FMN Capital Corporation stated that FMN Capital Corporation met the identified exemption provisions throughout the year ended December 31, 2024 without exception, and (3) FMN Capital Corporation's other business activities including direct selling of mutual funds, variable products and limited partnership interests, are in compliance with and covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm"). The Company did not identify any exceptions to this assertion throughout the year ended December 31, 2024. FMN Capital Corporation's management is responsible for compliance with the exemption provisions, the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMN Capital Corporation's compliance with the exemption provisions and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provisions of Footnote 74.

DCPA

DCPA

Century City, California
February 27, 2025

FMN Capital Corporation

26041 Acero, Mission Viejo, CA 92691

Member FINRA & SIPC

(949) 455-0300 Fax (949) 716-7413 www.fmncc.com

Assertions Regarding Exemption Provisions

We, as members of management of FMN Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to, customers.

The Company is also filing this Exemption Report in reliance on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendment to the 17 C.F.R 240.17A-5 ("Non-Covered Firm") because the Company's other business activities include direct selling of mutual funds, variable products and limited partnership interests. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ending ***December 31, 2024.*** FMN Capital Corporation By:

Jeffrey G. Merwin
Chief Compliance Officer

FMN Capital Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and the Stockholders of FMN Capital Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FMN Capital Corporation and the SIPC, solely to assist you and SIPC in evaluating FMN Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. FMN Capital Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the most recently filed Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in the most recently filed Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in the most recently filed Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in the most recently filed Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the most recently filed Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on FMN Capital Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of FMN Capital Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 27, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FMN CAPITAL CORPORATION	8-48082

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,208,600.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 2,208,600.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,334,385.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 253,942.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 20,121.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 1,608,448.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 600,152.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 900.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 557.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 557.00		
	d	Add lines 11a through 11c		$ 557.00	
12		**LESSER** of line 10 or 11d.			$ 557.00
13	a	Amount from line 8		$ 900.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 557.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 343.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 343.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-48082	DEA: FINRA	2024	Dec

MEMBER NAME FMN CAPITAL CORPORATION
MAILING ADDRESS 26041 ACERO
MISSION VIRJO, CA 92691
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FMN CAPITAL CORPORATION
(Name of SIPC Member)

JEFFREY GEORGE MERWIN
(Authorized Signatory)

2/3/2025
(Date)

jmerwin@fmncc.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.